Exhibit 99.2

AC Immune SA Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. + + q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proposals - The Board of Directors of the Company recommends that you vote your shares “FOR” Agenda Item 1 A AC Immune SA - THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Reymond & Associés as independent proxy, and hereby authorizes it to represent and to vote, as directed below, all the Common shares of AC Immune SA that the undersigned is entitled to vote at the Extraordinary General Meeting to be held at 2 : 00 PM Central European Time on 20 November 2020 at the Company’s offices at EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland . This proxy, when properly executed, will be voted as the undersigned directs herein . If no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote “FOR” Agenda Item 1 . If a new agenda item or a new proposal for an existing agenda item is put before the Extraordinary General Meeting and no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote in accordance with the position of the Board of Directors . In order to assure that your votes are tabulated in time to be voted at the Extraordinary General Meeting, you must submit your proxy card so that it is received by 5 : 00 AM, US Eastern Standard Time on 20 November 2020 . *Please see reverse side for additional proposals and required signature. For Against Abstain 1. Election of Carl June as member of the Board of Directors If a new agenda item or a new proposal for an existing agenda item is put before the meeting, I/we hereby authorize and instruct the independent proxy to vote as follows: In accordance with the position of the Board of Directors Against new items and proposals A b s t ain MMMMMMMM M MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 000004 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMM MMMMMMMMMMMMMM MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T 1 U P X 4 7 9 7 5 2 C123456789 MMMMMM 03C1AE 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext Extraordinary General Meeting Proxy Card 1234 5678 9012 345 Your vote matters – here’s how to vote! You may vote online instead of mailing this card. Votes submitted electronically must be received by 11:59 PM, US Eastern Standard Time, on 18 November 2020 Online Go to www . investorvote . com/ACIU or scan the QR code — login details are located in the shaded bar below . Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/ACIU

Proxy Card - AC Immune SA q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + + Please sign exactly as name appears hereon . When shares are held by joint tenants, both should sign . When signing as attorney, executor, administrator, trustee or guardian, please give full title as such . If a corporation, please sign in full corporate name by President or other authorized officer . If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person . Date (mm/dd/yyyy) — Please print date below . Signature 1 — Please keep signature within the box . Signature 2 — Please keep signature within the box . Extraordinary General Meeting of AC Immune SA Dear Shareholders of AC Immune SA, This document is your individualized Proxy Card to issue instructions to AC Immune SA’s independent proxy . Important notice : a personal attendance of the shareholders at the Extraordinary General Meeting of AC Immune SA is not possible . Based on article 27 of the Swiss Federal Council’s “Ordinance 3 on Measures to Combat the Coronavirus (COVID - 19 )” of 19 June 2020 , as subsequently amended, the Board of Directors of AC Immune SA resolved that shareholders (i) will not be able to attend the Extraordinary General Meeting on 20 November 2020 in person and (ii) can exercise their rights at this Extraordinary General Meeting exclusively through the independent proxy Reymond & Associés, represented by Mr . Denis Cherpillod, Attorney at Law, Avenue de la Gare 1 , case postale 7255 , 1002 Lausanne, Switzerland . Further organizational information on the Extraordinary General Meeting can be found in the invitation to the Extraordinary General Meeting . The agenda and related information are included in the invitation to the Extraordinary General Meeting. Your vote is important . Please vote now by proxy so that your shares are represented at the meeting . You can vote your shares via Internet or by making your choices on this proxy card and then signing, dating and mailing it, in all cases following the instructions in the Invitation (see section “Organizational Notes”) . Sincerely, AC Immune SA Non - Voting Items B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. C Change of Address — Please print new address below. Comments — Please print your comments below.